Exhibit 99.3

Decision	9 Cheshvan 5787, October 20, 2026
Motion 12 in Case No. 6493-07-26
Senior Judge Hagai Brenner

Pursuant to Section 319G of the Law, a stay of proceedings may not be ordered for a period exceeding 120 days. Accordingly, there is no basis for a stay of proceedings beyond that period.

It is regrettable that the motion was filed at the very last minute, necessitating an extremely compressed timetable before the stay of proceedings order expires.

Approval is granted to convene the meetings as requested.

Service and publication shall be effected in accordance with law, as provided in Regulations 159C-159E of the Insolvency and Economic Rehabilitation Regulations, 5779-2019.

In addition, notices shall be published in two daily newspapers that are financial newspapers or have a financial supplement.

Any objections, as well as the Commissioner’s position, shall be filed by October 27, 2026.

Should any objections be filed, they shall be heard on October 28, 2026, at 11:30 a.m.